August 10, 2016	News Release 16-20
SILVER STANDARD REPORTS SECOND QUARTER 2016 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the second quarter ended June 30, 2016.

Paul Benson, President and CEO said, “In the second quarter of 2016 we completed the acquisition of Claude Resources, adding a third cash-flow generating mine to our portfolio. The combined production for our operations totaled nearly 100,000 gold equivalent ounces, including full quarter production at the Seabee Gold Operation and we are well-positioned to deliver a strong second half of the year."

"We have an enviable balance sheet, with cash and cash equivalents increasing to $233 million as a result of realizing $30 million cash flow, while investing in exploration and projects for the future. Additionally, our marketable securities stood at $193 million at the end of the quarter. Our financial strength along with excellent exploration potential and a seasoned team will enable us to enhance shareholder value."

Second Quarter 2016 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Completed the acquisition of Claude Resources: Purchase of Claude Resources Inc. completed on May 31, 2016, through a share exchange transaction, adding the Seabee Gold Operation, a high quality, free cash generating gold operation in Canada.

▪	Generated net income and adjusted net income: Net income of $12.5 million and adjusted net income of $23.6 million, or $0.25 per share.

▪
Increased cash balance: Quarter-end balance increased by $15.0 million to $232.6 million. Cash generated by operating activities totaled $30.2 million. Value of marketable securities increased by $98.4 million, to $193.2 million.

▪
Cash costs guidance lowered at Marigold: Produced 47,195 ounces of gold at cash costs of $663 per payable ounce of gold sold. Lowered cash costs guidance to between $650 and $700 per payable ounce of gold sold.

▪
Improved cash costs and production guidance at the Pirquitas mine: Produced 2.5 million ounces of silver at cash costs of $8.87 per payable ounce of silver sold. Annual production guidance range was revised for the second time this year to between 9.0 and 10.0 million ounces of silver and annual cash costs guidance was reduced to between $9.00 and $10.00 per payable ounce of silver sold due to continued strong operating performance and effective cost controls.

▪
Established operating guidance for the second half of 2016 for the Seabee Gold Operation: Produced 17,524 ounces of gold in the second quarter, with 6,721 ounces produced from date of acquisition on May 31 to June 30, 2016. We expect to produce between 32,000 and 35,000 ounces of gold at cash costs of between $610 and $640 per payable ounce of gold sold during the second half of 2016 as we continue to increase ore mined from the Santoy mine complex.

▪	Advanced the Chinchillas project: Drilling program and metallurgical testing completed on schedule for a fourth quarter development decision.

▪	Continued exploration success: Positive exploration results at the Marigold mine and the Seabee Gold Operation. Increased exploration budget at Marigold by $2.1 million for 2016.

•
Favorable resolution of tax dispute with CRA: On August 8, 2016, we announced the resolution in our favor of the Notice of Reassessment issued to us by the CRA in January 2015. The CRA is required to issue new notices of reassessment reversing the NOR, and refund the C$24.1 million ($19.2 million) we paid to the CRA to appeal, plus accrued interest from the date of payment.

Marigold mine, U.S.

	Three months ended
Operating data	June 30 2016	March 31 2016	December 31 2015	September 30 2015	June 30 2015
Total material mined (kt)	18,685	17,291	18,560	18,425	19,051
Waste removed (kt)	12,005	11,611	13,788	11,242	14,163
Total ore stacked (kt)	6,680	5,680	4,772	7,183	4,888
Strip ratio	1.8	2.0	2.9	1.6	2.9
Mining cost ($/t mined)	1.55	1.45	1.54	1.65	1.48
Gold stacked grade (g/t)	0.44	0.47	0.48	0.43	0.33
Processing cost ($/t processed)	0.70	0.71	0.86	0.66	0.79
Gold recovery (%)	70.7	70.0	69.9	69.7	67.6
General and admin costs ($/t processed)	0.38	0.47	0.47	0.41	0.56

Gold produced (oz)	47,195	50,520	61,461	41,262	48,685
Gold sold (oz)	47,124	48,605	62,827	39,525	48,121

Realized gold price ($/oz) (1)	1,259	1,189	1,084	1,110	1,205

Cash costs ($/oz) (1)	663	719	727	719	717
AISC ($/oz) (1)	1,067	841	799	998	870

Financial data ($000s)
Revenue	59,197	57,742	67,936	43,836	57,958
Income from mine operations	17,641	11,227	7,902	7,288	15,395
Capital investments	10,154	8,796	3,641	8,931	5,255
Capitalized deferred stripping	7,231	1,435	—	—	—
Exploration expenditures (2)	1,597	1,102	731	1,944	1,978

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our management's discussion and analysis of the financial position and results of operation for the three and six months ended June 30, 2016 ("MD&A").

(2)	Includes capitalized and expensed exploration expenses.

Mine production

We produced 47,195 ounces of gold in the second quarter of 2016, keeping the mine on target to meet its increased production guidance. Second quarter production was lower than in the first quarter due to planned ore stacking at higher elevations on the leach pads with irrigation of these areas starting later in the quarter. We expect the third and fourth quarter production to increase, relative to the first half of 2016, as the new leach pad is commissioned and the full impact of the additional haul trucks is realized.

Three additional 300-tonne class haul trucks commenced operating ahead of schedule early in the second quarter. A total of 18.7 million tonnes of material was mined in the second quarter, higher than the 17.3 million tonnes in the first quarter of 2016 due to the additional hauling capacity and to the start of stripping the next phase of the Mackay pit. Approximately 6.7 million tonnes of ore were delivered to the leach pads at a gold grade of 0.44 g/t, containing approximately 67,000 recoverable ounces of gold stacked during the quarter. The strip ratio declined to 1.8:1 in the second quarter, a 10% reduction compared to the previous quarter, and ore tonnes reconciliation continued to be positive. Gold recovery was 71% in the second quarter, slightly higher than the first quarter of 2016. In the second quarter, a premature failure of the swing bearing on one of our two hydraulic shovels occurred, which impacted total material mined. By quarter-end, this repair work was completed and the shovel was operating normally. Total material mined is expected to further increase in the third quarter as the additional haul trucks ramp up to full capacity.

The construction of a new leach pad, budgeted for 2016, is underway and, once completed in the third quarter, is anticipated to benefit production later in the year.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $663 per payable ounce of gold sold in the second quarter of 2016 were lower than costs of $719 per payable ounce of gold sold in the first quarter of 2016 primarily due to stacking 11% more recoverable ounces during the second quarter of 2016. Costs per tonne mined increased to $1.55 per tonne in the second quarter of 2016, 7% higher than in the first quarter of 2016 despite the increase in total tonnes mined. Unit mining costs were negatively impacted by higher diesel prices and utilizing higher cost loading gear in the period as a result of one hydraulic shovel being down for rebuild of its swing bearing. Processing unit costs were at the same level as in the first quarter of 2016. General and administrative unit costs were lower in the second quarter of 2016 than in the first quarter of 2016 as comparable costs were offset by higher ore tonnes mined. Our Operational Excellence program remains a core activity at Marigold, with a particular focus on maintenance processes and practices.

AISC of $1,067 per payable ounce of gold sold in the second quarter of 2016 increased from $841 in the first quarter of 2016 due to increased capitalized stripping and capital expenditures and lower payable ounces sold.

Mine sales

A total of 47,124 ounces of gold were sold at an average price of $1,259 per ounce during the second quarter of 2016, a decrease of 3% from the 48,605 ounces of gold sold at an average price of $1,189 per ounce during the first quarter of 2016. The decrease in sales was a function of decreased gold production.

Exploration

Exploration activities in the second quarter of 2016 focused on drilling at each of the HideOut, Terry Zone North (“TZN”) and 8 South pit extension ("8SX") areas at the Marigold mine and on the adjacent Valmy property. The objective of these drilling activities is to convert Mineral Resources to Mineral Reserves and to expand Mineral Resources, in certain instances. Two track-mounted rigs completed 15,575 meters of reverse circulation drilling in 73 drillholes on our targets where previous results show potential for Mineral Resource additions. At TZN, mineralization is open to the south, while the 500-meter long corridor between the HideOut and the 8SX areas has only two drillholes and remains open to the north and south, respectively.

At Valmy, mineralization is open to the south, and in the second half of 2016 we expect to drill outside of the current pit areas, including the eastern extension of the Basalt pit mineralization.
During the second quarter 2016, we re-assayed 27,079 historical samples pursuant to our re-assay program (the "Assay Program") initiated in 2015. Our Assay Program was completed during the quarter with a total of 52,600 samples re-assayed in 2016. Results of the Assay Program in 2016 are broadly in line with results achieved in 2015 and provide better spatial definition of the lower grade portions of the Mackay pit.
Due to encouraging exploration results achieved during the first half of 2016, we approved an additional $2.1 million to continue both infill and exploration drilling at the Valmy, HideOut, 8SX and TZN areas to further target Mineral Resource conversion and expansion. The additional exploration spending will also fund two drillholes relating to our deep sulphide exploration program initiated in 2014. These two drillholes are targeting the favorable carbonate debris flow rock units intercepted in 2015 and further analysis of exploration drilling and geologic interpretations conducted during 2015 and 2016. The deep sulphide exploration program is targeting a high-grade style of mineralization similar to that found at the Turquoise Ridge mine located 56 kilometers north of the Marigold mine.
The results of the Mackay North area exploration activities and the Assay Program are being applied, where applicable, to the Marigold life of mine plan. Based on this work and considering other improvements to the operation, including the addition of three haul trucks, we expect to disclose longer dated production and cost outlook for the Marigold mine later in the third quarter of 2016.

Seabee Gold Operation, Canada

Operating data	Period from Acquisition to June 30, 2016 (1)	Three months ended June 30, 2016 (2)
Total ore milled (t)	18,856	71,218
Ore milled per day (t/day)	629	783
Gold mill feed grade (g/t)	7.79	7.97
Mining costs ($/t mined)	141	N/A
Processing costs ($/t processed)	38	N/A
Gold recovery (%)	96.6	96.8
General and admin costs ($/t processed)	79	N/A

Gold produced (oz)	6,721	17,524
Gold sold (oz)	11,306	16,305

Realized gold price (3)	1,278	1,271

Cash costs ($/oz) (3,5)	663	N/A
AISC ($/oz) (3,5)	776	N/A

Financial data ($000s)
Revenue	14,437	N/A
Income from mine operations	1,216	N/A
Capital investments	1,140	N/A
Exploration expenditures (4)	117	N/A

(1)
The data presented in this column is for the period from May 31, 2016, to June 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources Inc. ("Claude Resources").

(2)
The data presented in this column includes operating results for the Seabee Gold Operation for the entire second quarter of 2016, including the period from April 1 to May 30, 2016 prior to our acquisition of Claude Resources.

(3)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional Financial Measures” in section 12 of our MD&A.

(4)	Includes capitalized and expensed exploration expenses.

(5)	The non-GAAP measure of cash costs from the Seabee Gold Operation was adjusted to eliminate the write-up of inventory to fair value as at the date of our acquisition of Claude Resources.

Mine production

The Seabee Gold Operation consists of the Seabee and Santoy underground mines, both of which feed a single processing facility. The mine produced 6,721 ounces of gold from May 31, 2016, the date of our acquisition of Claude Resources, to the end of the second quarter of 2016 (the “Period”).

A total of 18,856 tonnes of ore were milled at a gold grade of 7.79 g/t in the Period. Total mill throughput per day for the Period was 629 tonnes per day, while mill throughput per operating day during the same time averaged 820 tonnes per day. The total tonnes milled for the Period were impacted by an unplanned power outage which lasted a total of ten days. The ore tonnes reconciliation in the Period was positive and gold recovery was 96.61%.

During the second quarter of 2016, the Santoy mine represented approximately 72% of total ore milled, while the Seabee mine represented 28%.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties and exclude the effect of the fair value adjustment at acquisition, were $663 in the Period. Costs per tonne mined were at $141 per tonne in the Period. Processing unit costs were at $38 per tonne processed and general and administration unit costs were at $79 per tonne in the Period.

AISC per payable ounce of gold sold, which exclude the effect of the fair value adjustment at acquisition, were $776 in the Period, due to minimal capital expenditures in the Period.

Mine sales

A total of 11,306 ounces of gold were sold at an average price of $1,278 per ounce during the Period. The sales were from gold production during the Period and gold inventory acquired upon closing of the acquisition of Claude Resources.

Exploration

For 2016, Seabee Gold Operations planned 65,000 meters of underground drilling and 18,000 meters of surface drilling to increase and convert Mineral Resources. During the Period, we completed 3,348 meters of underground diamond drilling to upgrade Inferred Mineral Resources and explore further the extensions to the Santoy 8A and Santoy Gap deposits. At surface, preparations were made to re-start drilling to explore the down plunge extension of Santoy Gap 9A, 9B and 9C deposits.
As reported August 8, 2016, six drillholes in a new area down plunge from the Santoy 8A structure returned gold grades above Mineral Resource cut-off grade, and we intend to conduct further drilling in this area. At the Seabee mine, five drillholes of a planned seven-drillhole drill program were completed on the 15 Vein target, which is a mineralized structure offset along the 19 shear. At the Carr target, located near surface and four kilometers along strike to the north from the Santoy mine complex, we drilled approximately 2,500 meters in nine drillholes over a two-kilometer strike length. At the Herb West target, located 2,200 meters west-north-west of the Seabee mine, we drilled approximately 1,130 meters in four drillholes. Results from drillholes at these three targets revealed quartz-vein structures with gold-bearing mineralization and warrant follow-up drilling.
For the second half of 2016 at the Seabee Gold Operation, our focus will be on infill drilling at the Santoy Gap to convert Inferred Mineral Resources to Mineral Reserves. At surface, our drilling focus for the second half will be on exploring laterally and down plunge to extend mineralization at the Santoy mine complex.

Pirquitas mine, Argentina

	Three months ended
Operating data	June 30 2016	March 31 2016	December 31 2015	September 30 2015	June 30 2015
Total material mined (kt)	2,543	2,520	2,712	2,746	3,087
Waste removed (kt)	1,814	1,726	1,966	2,219	2,320
Ore mined (kt)	729	794	746	527	766
Strip ratio	2.5	2.2	2.6	4.2	3.0
Silver mined grade (g/t)	189	181	187	188	172
Zinc mined grade (%)	0.19	0.37	0.23	0.33	0.69
Mining costs ($/t mined)	3.54	2.97	3.78	3.94	3.39
Ore milled (kt)	425	418	421	410	347
Silver mill feed grade (g/t)	238	247	237	238	262
Zinc mill feed grade (%)	0.21	0.44	0.35	0.57	0.69
Processing cost ($/t milled)	15.10	13.58	20.60	21.53	22.69
Silver recovery (%)	77.6	79.7	80.8	82.0	83.7
Zinc recovery (%) (1)	—	24.1	27.0	40.1	50.9
General and admin costs ($/t milled)	6.22	5.68	8.09	8.13	10.62

Silver produced ('000 oz)	2,526	2,639	2,588	2,576	2,443
Zinc produced ('000 lb) (1)	—	381	865	2,076	2,674
Silver sold ('000 oz)	2,594	3,223	1,943	2,819	2,623
Zinc sold ('000 lb) (1)	798	—	1,428	2,352	4,936

Realized silver price ($/oz) (2)	16.52	14.94	15.00	14.97	16.72

Cash costs ($/oz) (2)	8.87	8.93	10.96	11.02	9.45
AISC ($/oz) (2)	10.03	9.67	12.78	12.68	11.78

Financial Data ($000s)
Revenue	45,141	47,711	22,656	33,355	37,860
Income (loss) from mine operations (3)	25,205	12,071	(28,387)	(14,684)	924
Capital investments	2,057	1,578	2,305	2,500	2,962
Capitalized stripping	—	—	—	—	—
Exploration expenditures	25	22	234	1,124	1,912

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of realized silver prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A.

(3)
Income (loss) from mine operations for the quarters ended December 31, 2015, and September 30, 2015, include $24.6 million and $7.7 million, respectively, of non-cash adjustments to stockpile, warehouse inventory and severance provision at the Pirquitas mine.

Mine production

The Pirquitas mine produced 2.5 million ounces of silver during the second quarter of 2016, marginally lower than production in the first quarter of 2016, due to slightly lower silver mill feed grade and silver recovery. There was no zinc production in the second quarter of 2016, as planned, due to lower zinc grade mined. Starting in the third quarter of 2016 we will discontinue disclosing zinc data.

Ore was milled at a record average rate of 4,668 tonnes per day in the second quarter of 2016, a quarterly record for the mine since it began operating due to our ongoing Operational Excellence program. Ore milled contained an average silver grade of 238 g/t, lower than the 247 g/t reported in the first quarter of 2016. We continue to encounter additional tonnes of ore in the bottom benches of the San Miguel open pit. The stockpiled lower and medium grade material will be processed as cessation of open pit mining activities is now expected in the first quarter of 2017. The average recovery rate for silver in the second quarter of 77.6% was lower than the 79.7% in the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, decreased marginally to $8.87 per payable ounce of silver sold in the second quarter of 2016 from $8.93 per payable ounce of silver sold in the first quarter of 2016. Mining costs per tonne increased due primarily to longer hauls and higher diesel prices. Processing costs per tonne increased due to higher plant throughput.

AISC of $10.03 per payable ounce of silver sold were higher in the second quarter of 2016 than the $9.67 per payable ounce of silver sold in the first quarter of 2016 due to higher capital maintenance for haul trucks.

Mine sales

We recognized sales of 2.6 million ounces of silver, lower than the 3.2 million in the first quarter, as concentrate shipments that were delayed in December 2015 were recognized in the first quarter of 2016. We also sold 0.8 million pounds of zinc in the second quarter of 2016 as most of the zinc inventories were sold.

Chinchillas project, Argentina

During the second quarter of 2016, Golden Arrow Resources Corporation ("Golden Arrow") released a revised Mineral Resources estimate and technical report for the Chinchillas project following an infill drilling program of 115 core drillholes comprising 15,142 meters of drilling. As part of the continuing engineering studies, a program of condemnation drilling commenced beneath areas selected for major infrastructure, such as the waste rock facility. During the quarter, 12 core drillholes for 3,679 meters and 11 reverse circulation drillholes for 1,680 meters were completed to investigate the presence of near surface mineralization underlying and proximal to the proposed waste rock facility. In addition to this work, geotechnical, hydrological, metallurgical and environmental baseline studies, along with community engagement programs, continued. In the second quarter of 2016, we funded approximately $1.5 million for work on the Chinchillas project, bringing total expenditures to date to $7.6 million.

We expect to complete the relevant engineering studies to determine the economic viability of the Chinchillas project as a satellite mine feeding the Pirquitas plant and extending the life of the operation. We expect to be able to make a decision as to whether we will exercise our option and move forward with the project in the fourth quarter of this year.

Export duties

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010, that prohibited the National Customs Authority of Argentina (Dirección Nacional de Aduanas) from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. On June 21, 2016 the Federal Court (Jujuy)

ruled that the Injunction would remain in place subject to certain conditions, including the provision by August 5, 2016, of a guarantee by Silver Standard against liabilities arising from export duties and applicable interest as well as security from Mina Pirquitas LLC on certain assets at the Pirquitas mine. We are challenging the requirement of the parent guarantee through the court process and are in discussions with the Federal Tax Authority and other government officials to agree on acceptable alternative security and a potential resolution of the claim. If we are unsuccessful in those discussions, the Federal Tax Authority may make further application to the court to have the Injunction lifted and, upon that initiate proceedings to collect the accrued export duties and its claimed interest. The lifting of the Injunction does not impact our underlying challenge of the legality of the application of export duties nor remedies available under the fiscal stability agreement. Changes in our assessment of this matter could result in material adjustments to our consolidated statements of income (loss).

Outlook

This section of the news release provides management's production and cost estimates. See "Cautionary Note Regarding Forward-Looking Statements."
We completed the acquisition of Claude Resources which owns the Seabee Gold Operation in northern Saskatchewan, Canada, on May 31, 2016. The operation has been in continuous production since 1991 and consists of two operating mines (the Seabee mine and Santoy mine complex), a central milling facility, camp facilities and important regional exploration targets. We also acquired the 40,400 hectare Amisk gold project in northeastern Saskatchewan.

From July 1, 2016 to December 31, 2016, we expect to produce between 32,000 and 35,000 ounces of gold at the Seabee Gold Operation at cash costs of between $610 and $640 per payable ounce of gold sold. Through the second half of 2016, the Seabee Gold Operation continues to increase tonnes mined from the higher grade, wider Santoy deposits and decrease tonnes mined from the Seabee deposit. We are investing $8 million in capital development as we continue to advance the Santoy ramp deeper to provide access to Mineral Resources and establish exploration drill stations.

At the Marigold mine, annual cash costs guidance is also being reduced to between $650 and $700 per payable ounce of gold sold from previous guidance of between $690 and $740 per payable ounce of gold reflecting continued lower diesel prices and the overcall of mined ounces from the Mackay open pit.

Exploration guidance has increased by $4.6 million to $14.6 million reflecting an increase of $2.1 million in exploration at the Marigold mine due to continued success through the first half of the year, $1 million from the addition of the Seabee Gold Operation and $1.5 million to accelerate activities at the Chinchillas project.

Annual silver production guidance for the Pirquitas mine has been revised to between 9.0 and 10.0 million ounces from previous guidance of between 8.0 and 10.0 million ounces due to additional ore tonnes being mined from the lower benches of the San Miguel open pit. Additionally, for the second time this year, cash costs guidance is being reduced to between $9.00 and $10.00 per payable ounce of silver sold reflecting lower diesel prices, continued stronger operating performance and effective cost control.

Capital expenditure guidance at Pirquitas has increased to $12 million due to the planned construction of an additional tailings facility lift to enable the processing of both additional ore being mined from the San Miguel open pit and previously stockpiled ore due to the improvement in silver prices and cost structure of the mine. The open pit is now expected to operate until the end of the first quarter of 2017 with processing of stockpiles until the end of 2017.

Operating Guidance		Marigold mine	Seabee Gold Operation(2)	Pirquitas mine
Gold Production	oz	200,000 - 210,000	32,000 - 35,000	—
Silver Production	Moz	—	—	9.0 - 10.0
Cash costs per payable ounce sold (1)	$/oz	650 - 700	610 - 640	9.00 - 10.00
Capital Expenditures	$M	32	2	12
Capitalized Stripping Costs	$M	30	6	—

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. See “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A.

(2)	Guidance for the Seabee Gold Operation is for the period from July 1, 2016 to December 31, 2016, and is estimated based on an exchange rate of 1.30 CAD/USD.

Consolidated Financial Summary

Selected Financial Data (1)
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	$	$	$	$
Revenue	118,775	95,818	220,288	207,539
Income from mine operations	44,062	16,319	67,360	46,721
Operating income	24,237	5,214	38,851	26,489
Net income (loss) for the period	12,482	(7,327)	14,783	1,836
Basic income (loss) per share	0.13	(0.09)	0.17	0.02
Adjusted income before tax (2)	26,661	1,633	38,261	18,471
Adjusted net income (loss) (2)	23,622	(2,028)	31,664	3,976
Adjusted basic income (loss) per share	0.25	(0.03)	0.36	0.05
Cash generated by operating activities	30,162	21,897	43,487	52,562
Cash (used in) generated by investing activities	(2,796)	21,594	(8,640)	(16,478)
Cash (used in) financing activities	(12,329)	(1,649)	(13,999)	(1,649)

Financial Position	June 30, 2016	December 31, 2015
Cash and cash equivalents	232,619	211,862
Current assets - total	669,748	476,734
Current liabilities - total	139,552	135,851
Working capital	530,196	340,883
Total assets	1,432,263	871,677

(1)	All values are presented in thousands of U.S. dollars, except per share values.

(2)	We report non-GAAP measures including adjusted income before- and after-tax, to manage and evaluate our operating performance. Please see "Cautionary Note Regarding Non-GAAP Measures".

Quarterly financial summary

The increase in quarterly revenue compared to the second quarter of 2015 was due to 5% higher realized prices of gold combined with 21% more ounces of gold sold due to sales from the newly acquired Seabee Gold Operation. Additionally, sales of silver were marginally higher than in the same quarter of 2015 at comparable prices, however, as a result of the high silver price at the end of the quarter, the valuation adjustment on silver sales had a significant positive impact on revenue. This was partially offset by significantly lower zinc sales.

Income from mine operations in the second quarter of 2016 generated a gross margin of 37%, significantly higher than the 17% in the second quarter of 2015 due to the higher precious metals price environment in addition to lower cost of sales, particularly at the Pirquitas mine. Operating income in the second quarter of 2016 was four times the comparable quarter despite being negatively impacted by higher cash-settled share based compensation costs of $8.2 million due to our significantly higher share price and by business acquisition costs of $3.9 million incurred in the acquisition of Claude Resources.

Cash generated by operating activities increased by 38% compared to the second quarter of 2015 to $30 million. The higher price of gold had a direct impact on cash generated from operating activities. We used $2.8 million in investing activities in the second quarter of 2016 compared to an inflow of $21.6 million in the second quarter of 2015. Capitalized deferred stripping and investments in equipment of $22.1 million at the Marigold mine were offset by $16.9 million of cash acquired in connection with the acquisition of Claude

Resources and $3.9 million of proceeds from sales of marketable securities. In the comparative quarter of 2015, we received $20.0 million as a final payment for the San Agustin project and also released $10.2 million of restricted cash which exceeded investments at our operations. In the second quarter of 2016 cash used in financing activities includes repayment of Claude Resources' $13.7 million credit facility, full repayment of the short-term debt in Argentina and receipt of $3.8 million from the exercise of stock options.

Year-to-date financial summary

The increase in revenue for the six months ended June 30, 2016, compared to the six months ended June 30, 2015, was mainly due to sales from the newly acquired Seabee Gold Operation representing 11% of volume sold in the current period at 5% higher realized gold price. Overall, gold sales were 3% higher at 1% higher realized price per ounce of gold. As a result of the higher silver price at the end of the quarter, the valuation adjustment on silver sales had a positive impact on revenue. This was partially offset by significantly lower sales of zinc.

Income from mine operations in the six months ended June 30, 2016, generated a gross margin of 30%, higher than the 23% in the six months ended June 30, 2015, mainly due to lower cost of sales, particularly at Pirquitas, and higher precious metals prices. Operating income in the first half of 2016 was 47% higher than in the comparative period despite being negatively impacted by higher cash-settled share based compensation costs of $8.1 million due to our significantly higher share price and by business acquisition costs of $3.9 million incurred in our acquisition of Claude Resources.

Cash generated from operating activities was $43.5 million in the first half of 2016 compared to $52.6 million in the comparative period of 2015. The reduction in operating cash flow was principally due to working capital impacts which normalize over time. A significant increase in receivables due to timing of concentrate sales and mark to market adjustment on silver ounces subject to final settlement and reduction in accounts payable led to a $10.0 million net use of non-cash working capital. Cash used in investing activities was significantly lower in the first half of 2016 than in the first half of 2015 due to lower deferred stripping in the current period at the Marigold mine and the payment on February 26, 2015 of the C$24.1 million ($19.2 million) (the “Deposit”) to the Canada Revenue Agency (“CRA”) to appeal the Notice of Reassessment (“NOR”). We acquired $16.9 million of cash in the Claude Resources acquisition in the current period and in the comparative period, we received $20.0 million as a final payment from the sale of the San Agustin project. Cash used in financing activities includes repayment of Claude Resources' $13.7 million credit facility, full repayment of the short-term debt in Argentina and receipt of $3.8 million from the exercise of stock options.

Favorable CRA Tax Resolution

On August 8, 2016, we announced that we executed minutes of settlement (the “Settlement Agreement”) with the Department of Justice (“DOJ”) to resolve in our favor the Notice of Reassessment (“NOR”) issued to us by the Canada Revenue Agency (“CRA”) in January 2015. The NOR related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. Pursuant to the terms of the Settlement Agreement, the CRA is required to issue a new notice of reassessment for each of the 2010 and 2011 taxation years reversing the NOR, and refund the Deposit we paid to the CRA to appeal, plus accrued interest from the date of payment of the Deposit. Following receipt of new notices of reassessment (reflecting the terms of the Settlement Agreement) and repayment of the Deposit, with accrued interest, we will advise the DOJ to file a notice of discontinuance with the Tax Court of Canada.

Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Gordon Reed, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Reed is our General Manager at the Seabee Gold Operation and Mr. Edmunds is our Chief Geologist, Exploration. The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Thursday, August 11, 2016, at 11:00 a.m. EDT.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	ir.silverstandard.com

▪	The conference call will be archived and available at ir.silverstandard.com.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 00611
All other callers:	+1 (412) 317-0088, replay code 00611

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of cessation of San Miguel open pit mining activities and stockpile processing at the Pirquitas mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the anticipated benefits from our acquisition of Claude Resources; expected timing to complete engineering studies at the Chinchillas project and make a decision about whether to move forward with the project; the timing of the issuance by the CRA of new notices of reassessment and repayment of the Deposit; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; the expected timing and benefits of the new leach pad at the Marigold mine; expected timing for release of updated production and cost outlook for the Marigold mine; the timing for discontinuing zinc data; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to successfully integrate our acquisition of Claude Resources; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in 2017, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; recoverability of value added tax and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors' involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs, total costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.